Exhibit (p)

April 14, 2009

Eaton Vance National Municipal Opportunities Trust

Two International Place

Boston, Massachusetts 02110

Ladies and Gentlemen:

With respect to our purchase from you, at the purchase price of $100,000 of 5,000 shares of beneficial interest, net asset value of $20.00 per share (“Initial Shares”) in Eaton Vance National Municipal Opportunities Trust, we hereby advise you that we are purchasing such Initial Shares for investment purposes without any present intention of redeeming or reselling.

Very truly yours,

EATON VANCE MANAGEMENT

By:	/s/ Robert J. Whelan
Robert J. Whelan
Treasurer and Vice President